Exhibit 99.1

DESIGNATED PRESS RELEASE
For immediate release

NMG Announces Closing of US$20 Million Public Offering of
Common Shares

MONTRÉAL, CANADA, December 19, 2025 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX: NOU) announces the closing of its previously announced public offering (the “Offering”) of 8,333,334 of its common shares (the “Common Shares”) at a price of US$2.40 per Common Share for aggregate gross proceeds of approximately US$20 million.

Maxim Group LLC acted as sole placement agent for the Offering (the “Placement Agent”).

The Company intends to use the net proceeds from the Offering for procurement of long-lead equipment, to initiate certain construction activities, and to cover detailed engineering and indirect costs for the Matawinie Mine project, to fund engineering activities to deliver an AACE class 3 estimate for the 13ktpy Bécancour Battery Material Plant project, and to fund general working capital and corporate expenditures.

In connection with the Offering, the Company has filed a final prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus dated December 5, 2025, filed in Canada (the “Base Shelf Prospectus”) and the Company's United States registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Offering was made solely in the United States and permitted foreign jurisdictions, and no Common Shares have been offered or sold in Canada. The Prospectus Supplement filed in Canada (together with the related Base Shelf Prospectus) is available on SEDAR at www.sedarplus.ca. The Prospectus Supplement filed in the United States (together with the Registration Statement) is available on the SEC’s website at www.sec.gov. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Nouveau Monde Graphite

NMG is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

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Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to the intended use of proceeds from the Offering, the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties that may cause the actual results, level of activity, performance, or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX nor NYSE accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.